Exhibit 3.1
FIRST AMENDMENT
TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WAITR HOLDINGS INC.
Waitr Holdings Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies as follows:
1.This Certificate of Amendment amends the provisions of the Corporation’s Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware (the “Amended and Restated Certificate”).
2.Article IV of the Amended and Restated Certificate is hereby amended and restated in its entirety as follows:
Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 250,000,000 shares, of which 249,000,000 shares shall be common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares shall be preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Section 4.2 Preferred Stock. The Board is hereby expressly authorized to provide for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3 Common Stock.
(a) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the stockholders generally are entitled to vote. Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.3(c).
Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants, and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or series, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate, each twenty (20) shares of common stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”).
No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu thereof, the transfer agent, as agent for the stockholders, will aggregate all fractional shares otherwise issuable to the holders of record of common stock and arrange for the sale of all fractional interests as soon as practicable after the Effective Time on the basis of the prevailing market prices of the common stock at the time of the sale. After such sale, the transfer agent will pay to such holders of record their pro rata share of the total net proceeds derived from the sale of the fractional interests.
3.The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
4.All other provisions of the Amended and Restated Certificate shall remain in full force and effect.
5.The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on November 21, 2022.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Carl A. Grimstad, its Chief Executive Officer, this 14th day of November, 2022.

By:	/s/ Carl A. Grimstad
Carl A. Grimstad, CEO